EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Share Purchase Plan – Updated Timetable

BRISBANE, Australia, July 10, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, provides an update in relation to the Share Purchase Plan ("SPP") announced on 17 June 2026.

Following receipt of the waivers sought by the Company from ASX Listing Rules 7.1 and 10.11 as announced on 6 July 2026,1 the Company advises that it has revised the SPP timetable and will bring forward the SPP Closing Date. The SPP will now close at 5:00pm AEST on Friday, 17 July 2026 ("Revised Closing Date"), instead of the previously announced closing date of 14 August 2026.

You must ensure that your application and payment are received (in cleared funds) by 5:00pm (Sydney time) on the Revised Closing Date. The Company advises that any further applications or payments under the SPP received after the Revised Closing Date will not be accepted, and the relevant application monies will be returned in full to the applicant (without interest), as soon as practicable after the Allotment Date.

The revised indicative timetable is set out below:

Event	Date (and time if relevant)
Record date for the SPP	7:00pm on 16 June 2026
Opening Date and date that the SPP Booklet is made available	10:00am on 22 June 2026
Revised Closing Date	5:00pm on 17 July 2026
SPP results announcement	On or about 20 July 2026
Allotment Date	On or about 22 July 2026
Commencement of trading of Shares	On or about 23 July 2026

Note: This timetable is indicative only and subject to change. All dates and times are Sydney time. The commencement of trading and quotation of SPP Shares is subject to confirmation from ASX. Subject to

1 See ASX Announcement dated 6 July 2026 for further detail regarding the waivers granted by ASX, including the conditions on which the waivers were granted and the Company's reasons for seeking the waivers in relation to the SPP.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

the requirements of the Corporations Act, the ASX Listing Rules and other applicable rules, NOVONIX reserves the right to amend this timetable at any time at its absolute and sole discretion, including shortening or extending the period for the SPP or accepting late Applications, either generally or in particular cases, without notice.

This announcement has been authorised for release by Admiral Robert Natter, Chairman.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com